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OUR FILE NUMBER
	October 25, 2011	933430-1

	VIA EDGAR	WRITER’S DIRECT DIAL
(213) 430-6100
Division of Corporation Finance
	Securities and Exchange Commission	WRITER’S E-MAIL ADDRESS
	100 F Street, NE	jpmotley@omm.com
Washington, D.C. 20549
Attn:	John Hartz
Senior Assistant Chief Accountant

Re:	Willdan Group, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the Fiscal Quarter ended July 1, 2011
Filed August 11, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 20, 2011
File No. 1-33076

Dear Mr. Hartz:

On behalf of Willdan Group, Inc., a Delaware corporation (the “Company”), we are writing to confirm that we are in receipt of the Staff’s comment letter dated October 11, 2011, and to advise you that, due to the nature and extent of the review necessary to provide thorough and thoughtful responses, the Company will be unable to respond to the Staff’s comment letter within ten business days.  The Company intends to respond to the comment letter as soon as practicable, but in no event later than November 1, 2011.

We appreciate your comments and request that you contact the undersigned at (213) 430-6100 if you have any questions or if we can be of any assistance.

Thank you.

Respectfully submitted,

/s/ John-Paul Motley

John-Paul Motley
of O’MELVENY & MYERS LLP

cc: Kimberly D. Gant,

Chief Financial Officer and Senior Vice President

Willdan Group, Inc.